

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 11, 2007

Mr. John J. Gallagher III
Executive Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

>   **RE: Form 10-K for the Fiscal Year ended December 31, 2006
>   File No. 1-32410**

Dear Mr. Gallagher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief